FOR IMMEDIATE RELEASE

H Partners Announces Intention to Withhold Votes for Sealy’s Directors at Annual Meeting

Leading Independent Proxy Advisory Firms Recommend Stockholders

Withhold Votes for Multiple Sealy Directors

New York – April 12, 2012 – H Partners Management, LLC (“H Partners”), a beneficial owner of approximately 15.3 percent of Sealy Corporation’s (NYSE: ZZ) (“Sealy” or the “Company”) outstanding shares, today announced that it intends to withhold votes for all of Sealy’s director nominees at the Company’s upcoming Annual Meeting of Stockholders scheduled for Wednesday, April 18, 2012.1

“Sealy’s Board of Director nominees must be held accountable for overseeing significant value destruction,” said Usman Nabi, Partner at H Partners. “We seek change that will benefit all stockholders. H Partners has an excellent track record of collaborating with boards and management teams to achieve strong results, and is eager to work constructively with the Board to restore Sealy to its former greatness.”

H Partners noted that leading independent proxy advisory firms Institutional Shareholder Services (“ISS”) and Glass Lewis & Co (“Glass Lewis”) both recommend that stockholders withhold votes for multiple Sealy Directors. Both advisory firms recommend withholding votes for director nominees Deborah Ellinger, James Johnston, and Gary Morin. In addition to these three directors, Glass Lewis recommends that Sealy stockholders withhold votes for Dean Nelson and Richard Roedel.

Gary Morin, head of Sealy’s Nominating & Corporate Governance Committee, was specifically cited by Glass Lewis for allowing a KKR-affiliated director to exert excessive influence. Glass Lewis stated that Sealy’s current governance is not sufficiently “pro-shareholder” because “The Company's non-executive chairman is an affiliated director and the Company has neither appointed an independent chairman nor an independent lead or presiding director.” Similarly, the ISS report noted: “The chairman of the board is a non-independent non-executive director.”2

In addition, ISS and Glass Lewis noted potential conflicts of interest at Sealy. ISS cautioned that “33.33% of directors were involved in material RPTs [related-party transactions].” Glass Lewis singled out Dean Nelson, CEO of KKR Capstone, for his conflicts of interest:

“Nominee NELSON serves as CEO of KKR Capstone, which, along with KKR, received approximately $1.3 million from the Company for portfolio consulting services in the fiscal year 2011. We question the need for the Company to engage in consulting relationships with its directors. We view such relationships as potentially creating conflicts for directors, as they may be forced to weigh their own interests in relation to shareholder interests when making board decisions. In addition, a company's decision regarding where to turn for the best portfolio consulting services may be compromised when doing business with the firm of one of the company's directors.”

H Partners made the decision to withhold its votes for incumbent directors only after careful consideration of Sealy’s performance, strategy and corporate governance structure. Since Sealy’s IPO in 2006, KKR-dominated boards have overseen the destruction of $1.2 billion, or almost 90 percent, of common equity value. H Partners believes that Sealy’s Board has:

1.	overloaded Sealy with debt and taken a short-term approach;
2.	made numerous strategic errors resulting in an approximate 50 percent decline in earnings;
3.	repeatedly made questionable CEO selections;

4.	allowed Dean Nelson, CEO of KKR’s in-house consulting firm and a Sealy Director, to exert excessive operational influence with no accountability for his poor performance; and
5.	paid at least $20.9 million to KKR since Sealy’s IPO in 2006[3], which represents a transfer of value from Sealy stockholders to KKR and its affiliates.

Sealy’s underperformance has continued in 2012. Sealy’s domestic sales grew 0.7 percent in the fiscal first quarter of 2012, significantly below the industry’s 26 percent growth during the same period. This implies that Sealy is losing market share at an alarming rate and may have recently lost the number one market position it has held for decades.

Consistent with H Partners’ views, Glass Lewis stated: “We believe an entity with a significant portion of the Company’s voting power should be entitled to board representation in proportion to its ownership interest.” Based on this principle, H Partners urges Sealy to add three directors chosen by the 53.8 percent non-KKR stockholders. As a 15.3 percent owner with strong qualifications, H Partners should be entitled to add one representative to the Board. In addition, H Partners urges Sealy to create a “Conflicts Committee” comprised solely of independent directors.

H Partners believes that Sealy is at a critical inflection point. The Company is searching for a CEO while its performance continues to deteriorate. In these challenging circumstances, it is imperative that Sealy seeks representation and input from all stockholders.

Contacts:

Meaghan Repko / Andrew Siegel

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

1 H Partners is seeking solely to inform Sealy stockholders of its voting intentions and reasons for its opposition to the incumbent directors. H Partners is not soliciting votes of other stockholders.

2 Permission to use quotations from ISS and Glass Lewis reports was neither sought nor obtained.

3 As mentioned in H Partners’ letter dated March 27, 2012, it appears that KKR received payments from Sealy for KKR’s role as underwriter on $350 million of first lien bonds issued in 2009. However, H Partners has found no disclosure of any payments to KKR for this underwriting role. Therefore, KKR’s potential underwriting fees are not included in the $20.9 million amount.